Exhibit 99.1

Hamilton, Bermuda, November 5, 2021: Borr Drilling Limited (“Borr”, “Borr Drilling” or the “Company”) announces preliminary unaudited results for the three and nine months ended September 30, 2021.

Highlights third quarter of 2021
•   Total operating revenues of $73.0 million, an increase of $18.2 million (33%) compared to the second quarter of 2021
•   Net loss of $32.6 million, an improvement of $27.3 million compared to the second quarter of 2021
•   Cash and cash equivalents at the end of the third quarter of 2021 was $68.9 million, an increase of $36.5 million from the end of the second quarter of 2021
•   Adjusted EBITDA1 of $20.0 million, an increase of $16.3 million (441%) compared to the second quarter of 2021
•   Awarded 32 new contracts, extensions, exercised options and LOA/LOIs year-to-date, representing 7,929 days and $668 million of potential backlog including contracts through its Drilling JVs and mobilization compensation

Subsequent events
•   Secured new LOAs for the rigs "Idun" and "Groa" and a contract for "Ran" amounting to a total of approximately 3.4 years of backlog and increasing the contracted and committed fleet to 17 rigs
•   Converted the previously announced LOA/LOIs for the rigs "Mist", "Gunnlod" and "Gerd" into contracts

CEO, Patrick Schorn commented:

"We are pleased with the performance in the third quarter of 2021, marking a significant milestone in the operational turnaround efforts led by our teams around the world. Our 13 operating rigs provided solid EBITDA and positive cash flows in the quarter. The cash position is further positively impacted by the sale of our integrated well services joint ventures and streamlining our Mexico operations.

Since our last report in August, we have continued adding backlog with currently 17 rigs being contracted or committed which will lead to three additional warm stacked rigs being activated. We see stronger customer demand for our rigs through a higher frequency of commercial discussions and tendering in recent months. Coupled with the increase in recent tenders for multi-year, multi-rig contracts, this leads us to expect utilization levels to improve rapidly.
Our strong operational performance, customer reach and fleet availability uniquely places Borr Drilling in a position to benefit from this strengthening market and we remain on track to fully contract our fleet of 23 delivered rigs by 2022.

Management has continued its engagement with various creditors with the aim to address the 2023 debt maturities.
Currently we are in advanced discussions with one of the significant creditors, having arrived at a commonly understood framework to extend commitments substantially beyond 2023. This is subject to certain conditions, including board approval of each respective company as well as reaching acceptable concessions from other creditor groups.

With a continued increase in the number of active rigs and an upward adjustment of the 2022 E&P capex budgets, we are confident in our ability to further improve our financial performance. This improvement will also provide a foundation ultimately leading to a solution for the 2023 maturities that will benefit all stakeholders."

The full report and primary financial statements are available in the files enclosed to this release.

November 5, 2021
The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda
Questions should be directed to:
Magnus Vaaler: CFO, +44 1224 289208